 Exhibit 99.133

NR: 21-15 | April 16, 2021

Skeena Files Early Warning Report in Respect

of QuestEx Gold & Copper Ltd.

Vancouver, BC (April 16, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) announces that it has filed an early warning report in respect of its holdings in QuestEx Gold & Copper Ltd. (“QuestEx”). The common shares of QuestEx (“Shares”) are listed on the TSX Venture Exchange under the symbol “QEX”.

On April 15, 2021, the Company acquired beneficial ownership and control of 5,547,142 Shares under a private placement completed by QuestEx on April 15, 2021 (the “Private Placement”), representing 14.01% of the issued and outstanding Shares of QuestEx. Together with the 121,500 Shares held by Skeena immediately prior to the Private Placement, Skeena holds an aggregate of 5,668,642 Shares, representing 14.32% of the issued and outstanding Shares of QuestEx.

Under an investor rights agreement with QuestEx, Skeena will have the right to maintain its pro rata ownership percentage in QuestEx in future financings. This right will entitle, but not obligate Skeena, to participate in any future equity financings by QuestEx to the extent necessary for Skeena to maintain its percentage equity interest in QuestEx and increase such interest up to a maximum 19.99% in the issued and outstanding Shares of QuestEx, on a non-diluted basis. Skeena also has the right to appoint one director to the QuestEx board of directors.

Skeena acquired the Shares for investment purposes. Skeena intends to evaluate its investment in QuestEx and to increase or decrease its security holdings from time to time as it may determine appropriate for investment purposes.

This press release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report dated April 16, 2021. The early warning report has been filed on the System for Electronic Document Analysis and Review (SEDAR) under QuestEx’s issuer profile. To obtain a copy of the early warning report filed by Skeena, please contact Kelly Earle, VP, Communications at 604-684-8725 or via email to kearle@skeenaresources.com or refer to QuestEx’s issuer profile on SEDAR at www.sedar.com.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by the end of 2021. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.